UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 001-42762

Dreamland Limited

(Registrant’s Name)

Office No. 5, 17/F., Peakcastle

No. 476 Castle Peak Road, Cheung Sha Wan

Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

On December 31, 2025, Dreamland Limited (the “Company”) held the 2025 Extraordinary General Meeting (the “Meeting”) at 10 a.m. (Hong Kong Time), at No. 5, 17th Floor, PeakCastle, No. 476 Castle Peak Road, Cheung Sha Wan, Kowloon, Hong Kong.

Holders of 22,465,180.49 shares (representing 33,465,180.49 votes, or approximately 69.72% of the total voting power) of the issued and outstanding 37,000,000 shares (carrying 48,000,000 votes) entitled to vote as of the record date of December 16, 2025, were present in person or by proxy, constituting a quorum. Holders of Class A Ordinary Shares and Class B Ordinary Shares have voted together as one class on the proposal. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to twelve votes. The final voting results for each matter submitted to a vote of shareholders at the Meeting are as follows:

1.	(A) Authorizing the Board to allot and issue Class B Ordinary Shares.

It was approved as an ordinary resolution that for the purpose of providing a long-term incentive to further align the interests of Ms. Seto Wai Yue with those of the Company’s shareholders, any Director and/or officer of the Company be and is hereby authorised to allot and issue at any time and from time to time to Seto Wai Yue, so long as she is a director and/or chief executive of the Company, up to a maximum of 9,000,000 Class B Ordinary Shares of the Company, on such terms (including, without limitation, as to consideration) as the disinterested members of the Board shall determine to be fair and in the best interests of the Company at the time of any such issuance.

For	Against	Abstain
33,307,704.59	152,075.90	5,400.00

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 5, 2026

Dreamland Limited

By:	/s/ Seto Wai Yue
Name:	Seto Wai Yue
Title:	Director and Chief Executive Officer